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                            September 26, 2022

       Randall W. Atkins
       Chairman and Chief Executive Officer
       Ramaco Resources, Inc.
       250 West Main Street, Suite 1800
       Lexington, Kentucky 40507

                                                        Re: Ramaco Resources,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 30,
2022
                                                            File No. 333-267152

       Dear Mr. Atkins:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Summary, page 2

   1. We note the disclosure that "the Class B common stock is expected to pay a dividend based on the financial
performance of the CORE Assets." You further disclose that such expectation is subject
to the discretion of your Board and the requirements of Delaware law. Please revise to
balance the disclosure throughout your filing by describing the related restrictions
and limitations when you state that the Class B common stock is expected to pay a
dividend based on the financial performance of the CORE Assets.
   2. We note the disclosure at page 2 that "Historically, [you] have been a pure play metallurgical coal
company with 39 million reserve tons and 769 million resource tons of high-quality
metallurgical coal." Please revise to disclose the measurement period to provide context for
your disclosure.
 Randall W. Atkins
FirstName LastNameRandall  W. Atkins
Ramaco Resources,  Inc.
Comapany 26,
September NameRamaco
              2022      Resources, Inc.
September
Page 2    26, 2022 Page 2
FirstName LastName
3. Please explain the basis for your belief that the Class B common stock offers holders of existing common stock an opportunity to "directly participate in the potential growth associated with the development of carbon products and REEs." We note that your board of directors has broad discretion in the allocation of assets, liabilities and expenses between the Class A and Class B common stock and such allocations may be changed at any time.
Pro Forma Cash Available for Dividend, page 4

4. Disclose how you determined it was appropriate to use pro forma revenue to calculate cash available for dividends.
5. Disclose how you determined the anticipated dividend of 20% of the revenue attributable to the CORE Assets and how you determined this percentage is sustainable.
6. You present the non-GAAP measure pro forma cash available for dividend. Revise to disclose whether this measure is intended to assess your liquidity, and provide all the disclosures required by Item 10(e) of Regulation S-K.
Summary Historical Financial Data, page 17

7. Tell us how you considered presenting consolidating financial statements of Ramaco
         Coal, LLC together with the financial statements of Ramaco Resources. It appears this presentation would allow investors to understand how you attributed the assets, liabilities, revenue, expenses and cash flows of Ramaco Coal, LLC.
8. You present the non-GAAP measure Adjusted EBITDA. Revise to present the disclosures required by Item 10(e) of Regulation S-K.
Summary Attributed Historical Financial Data, page 17

9. You disclose in a risk factor that your Board may change the management and allocation policies following their implementation to the detriment of one or more classes without stockholder approval. Please provide a description of any allocation methods used for cash, debt, related interest and financing costs, taxes, and common costs as required by
         SAB Topic 1B. Disclose operating expenses, general and administrative expenses, interest expense and taxes likely to be reported by the entity were it a stand-alone entity.

Risk Factors, page 20

10. We note your disclosure on page 37 and elsewhere that your ability to pay dividends is subject to the discretion of your Board and the requirements of applicable law, and the timing and amount of dividends declared will depend on, among other things: (a) your earnings, earnings outlook, production, processing and shipping levels, financial condition, cash flow, cash requirements and your outlook on current and future market conditions, (b) your overall liquidity, (c) the restrictive covenants in the Credit Agreement
 Randall W. Atkins
FirstName LastNameRandall  W. Atkins
Ramaco Resources,  Inc.
Comapany 26,
September NameRamaco
              2022      Resources, Inc.
September
Page 3    26, 2022 Page 3
FirstName LastName
         and any future debt instruments and (d) provisions of applicable law governing the payment of dividends. We also note your disclosure on page 13 that there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. Please add a risk factor addressing risks related to your ability to pay dividends.
Our Board may change the management and allocation policies following their implementation to the detriment of one or more classes, page 22

11. You disclose that your Board intends to adopt certain management and allocation policies described in the proxy statement to serve as guidelines in making decisions regarding the
         relationship between the Company   s overall business and CORE with
respect to matters
         such as tax liabilities and benefits, loans between the two, attribution of assets, financing alternatives, corporate opportunities and similar items. Please describe these management and allocation policies in your prospectus where appropriate and add a cross-reference to such disclosure here.
Cash Dividend Policy and Restrictions on Dividends, page 37

12. You disclose that the dividends for your Class A common stock and Class B common stock will be consistent with your publicly disclosed dividend policy, which may be modified by your Board from time to time. Please clarify whether this publicly disclosed dividend policy refers to the dividend policy you describe in this section and elsewhere in your prospectus.
13. We note your disclosure that your dividend policy is subject to certain restrictions in your credit agreement. Please revise your disclosure to describe the limitations on your ability to pay dividends under your existing credit agreement.
14. We note your disclosure here that there is no guarantee that you will pay cash dividends to your Class B stockholders each quarter. Please include this disclosure in your prospectus summary.
Estimated Cash Available for Dividends for the Years Ending December 31, 2022 and 2023,
page 40

15. You disclose pro forma cash available for distribution for the years ending December 31,
         2022 and 2023. As you intend to make quarterly dividend payments, please also include estimated cash available for distribution on a quarterly basis, or explain to us why you omit it.
16. We note your assumptions regarding increasing coal royalties and infrastructure assets revenue for each of the years ending 2022 and 2023. Please provide additional details regarding these assumptions to provide shareholders with sufficient information to evaluate your forecasted cash available for dividends for the years ending 2022 and 2023.
         For example, expand your disclosure regarding your assumptions about expected growth
 Randall W. Atkins
FirstName LastNameRandall  W. Atkins
Ramaco Resources,  Inc.
Comapany 26,
September NameRamaco
              2022      Resources, Inc.
September
Page 4    26, 2022 Page 4
FirstName LastName
         in production at your coal properties and forward market prices for coal.
Description of Common Stock
Class A and Class B Common Stock, page 48

17. You disclose that your shares of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by you. This appears inconsistent with your disclosure on pages 15 and 24 stating that your Board may, in its sole discretion, elect to exchange all outstanding shares of the Class B common stock into shares of Class
         A common stock based on an exchange ratio determined by a 20-day trailing volume-
         weighted average price (   VWAP   ) for each class of stock. Please
revise your disclosure
         accordingly.
General

18. Please explain to us how you determined that this transaction is eligible to be registered on
         Form S-3. We note your disclosure on the prospectus cover page stating that Company stockholders will not be required to pay for shares of your Class B common stock received in the Distribution, or to surrender or exchange shares of existing common stock in order to receive your Class B common stock, or to take any other action in connection with the
         Distribution. If you are relying on General Instruction I.B.1 of Form S-3, please tell us
         how you are registering securities that are being offered    for cash.

19. We note the disclosure that your coal royalty interests include an estimated 43 million tons of coal from your recently acquired Amonate assets. Please revise to expand your disclosure to provide additional details regarding the estimated 43 million tons of coal from your recently acquired Amonate assets and tell us what consideration you have given to including a technical report and related consent from the qualified person pursuant to
         Item 1302 (b)(2)(i)) and 1302 (b)(4)(iv) of Regulation S-K.
20. Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to the Preliminary Proxy Statement on
         Schedule 14A that you filed concurrently with this registration statement have been resolved.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Gus Rodriguez,
Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
 Randall W. Atkins
Ramaco Resources, Inc.
September 26, 2022
Page 5

Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                        Sincerely,
FirstName LastNameRandall W. Atkins
                                                        Division of Corporation
Finance
Comapany NameRamaco Resources, Inc.
                                                        Office of Energy &
Transportation
September 26, 2022 Page 5
cc:       Matthew R. Pacey, P.C.
FirstName LastName